Exhibit 99.1

 Advantage Announces New Natural Gas Commodity Price Hedges

(TSX: AAV, NYSE: AAV)

CALGARY, March 19, 2013 /CNW/ - Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") announces that it has entered into new natural gas commodity price hedges for 2014 and 2015. Advantage has now hedged the following average production volumes at the corresponding averages prices for the periods as follows:

Period	Average Volume Hedged	Average Price $Cdn. AECO
2013 Year	29,224 mcf/d	$3.31/mcf
2014 Year	33,174 mcf/d	$3.78/mcf
2015 Q1	33,174 mcf/d	$4.01/mcf

Below is a detailed list of individual derivative contracts as at March 18, 2013:

Average Price
Description of Derivative	Term	Volume	$Cdn. AECO
Natural gas - AECO
Fixed price	January 2013 to December 2013	14,217 mcf/d	$3.51/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.14/mcf
Fixed price	April 2013 to October 2013	9,478 mcf/d	$3.17/mcf
Fixed price	April 2013 to October 2013	4,739 mcf/d	$2.95/mcf
Fixed price	July 2013 to September 2013	4,739 mcf/d	$3.22/mcf
Fixed price	January 2014 to March 2014	14,217 mcf/d	$3.85/mcf
Fixed price	January 2014 to March 2014	18,956 mcf/d	$3.84/mcf
Fixed price	April 2014 to October 2014	14,217 mcf/d	$3.68/mcf
Fixed price	April 2014 to October 2014	18,956 mcf/d	$3.68/mcf
Fixed price	November 2014 to March 2015	14,217 mcf/d	$4.02/mcf
Fixed price	November 2014 to March 2015	18,956 mcf/d	$4.01/mcf

SOURCE: Advantage Oil & Gas Ltd.

%CIK: 0001468079

For further information:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2
Phone: (403) 718-8000
Fax: (403) 718-8300
Web Site: www.advantageog.com

CO: Advantage Oil & Gas Ltd.

CNW 16:45e 19-MAR-13